Exhibit 24(b)(6)(h) Restated Articles of Incorporation

RESTATED ARTICLES OF INCORPORATION
OF
VOYA INSURANCE AND ANNUITY COMPANY
(the “Corporation”)

TO THE SECRETARY OF STATE OF THE STATE OF IOWA:

Pursuant to the provisions of Section 490.1007 of the Code of Iowa, the undersigned Corporation adopts the following Restated Articles of Incorporation (the “Restated Articles”):

1.	The Articles of Incorporation of the Corporation were filed with the Secretary of State of the State of Iowa on January 1, 2004, under the name “Golden American Life Insurance Company.”

11.
That certain Amendment to the Articles of Incorporation of the Corporation was filed with the Secretary of State of the State of Iowa on February 25, 2004, which changed the name of the Corporation to “ING USA Annuity and Life Insurance Company.”

111.
That certain Amendment to the Articles of Incorporation of the Corporation was filed with the Secretary of State of the State of Iowa on September 1, 2014, which changed the name of the Corporation to “Voya Insurance and Annuity Company.”

IV.	The current name of the Corporation is “Voya Insurance and Annuity Company.”

V.	The text of the Restated Articles is as follows:

ARTICLE 1
Name of Corporation

The name of the Corporation is Voya Insurance and Annuity Company.

ARTICLE 11
Place of Business

The principal place of business of the Corporation is located in the City of Des Moines, Polk County, Iowa.

ARTICLE 111
Purpose and Powers

The kinds of business the Corporation proposes to transact shall be any kinds, classes, types and forms of life, health and accident insurance including, but not limited to, annuity contracts and combinations of any two (2) or more of such kinds of classes, types or forms of such insurance and annuity contracts, as such insurance business is now or hereafter permitted and authorized under the laws of the State of Iowa or any other state, the District of Columbia, nation, country, territory, possession, or principality in which the Corporation is authorized to do business; and to reinsure any such insurance risk or any part thereof ceded to it by other insurance companies.

ARTICLE IV
Capital Stock

The authorized Capital Stock of the Corporation shall be Two Million Five Hundred Thousand Dollars ($2,500,000) consisting of Two Hundred Fifty Thousand (250,000) shares of Common Stock of the par value of Ten Dollars ($ 10.00) each, to be issued in accordance with the laws of Iowa at such times and in such amounts as the Board of Directors shall determine.

ARTICLE V
Term of Existence

The Corporation shall have perpetual existence.

ARTICLE VI
Directors

Section l .      The number of Directors shall be seven (7).

Section 2.     The Directors shall be elected at the annual meeting of the shareholders by a majority vote. The term of office of each Director shall be until the next annual meeting of shareholders and until his or her successor has been elected and qualified.

Section 3.      The shareholders, by vote of the majority of the outstanding shares entitled to vote, may elect a director or directors at any time to fill any vacancy.

ARTICLE Vll
Indemnification of Directors, Officers, Employees and Agents and Limitation of Director Liability

Section 1.      In the manner and to the fullest extent permitted by Chapter 490 of the Code of Iowa as the same now exists or may hereafter be amended, the Corporation shall indemnify Directors, officers, employees and agents and shall pay or reimburse them for reasonable expenses in any proceeding to which said person is or was a party. If Chapter 490 of the Code of Iowa is hereafter amended to authorize broader indemnification, then the indemnification obligations of the Corporation shall be deemed amended automatically and without any further action to require indemnification and advancement of funds to pay for or reimburse expenses of its directors, officers, employees and agents to the fullest extent permitted by law.

Section 2.     A Director of this Corporation shall not be personally liable to the Corporation or its shareholders for money damages for any action taken, or any failure to take any action, as a director, except liability for (i) the amount of a financial benefit received by a director to which the director is not entitled, (ii) an intentional infliction of harm on the Corporation or to the shareholders, (iii) an intentional violation of criminal law, or (iv) under Section 490.833 of the Code of Iowa for assenting to or voting for an unlawful distribution. If Chapter 490 of the Code of Iowa is subsequently amended to authorize corporate action further eliminating or limiting personal liability of Directors, then the liability of a Director to the Corporation shall be eliminated or limited to the fullest extent permitted by Chapter 490 of the Code of Iowa, as so amended,

Section 3. Any repeal or modification of the provisions of this Article shall not adversely affect any right or protection of a Director, officer, employee or agent of the Corporation existing at the time of such repeal or modification.

ARTICLE VIII
Exemption from Debts

The private property of the shareholders shall not in any event be subject to the debts of the Corporation.

ARTICLE IX
Bylaws

Bylaws may be adopted for the Corporation by the Board of Directors and/or by the shareholders in lawful and proper meeting assembled. Any and all Bylaws adopted by the shareholders shall be superior to and shall prevail over Bylaws adopted by the Board of Directors.

ARTICLE X
Seal

The Corporation shall have a seal.

CERTIFICATE OF RESTATEMENT

1. These Restated Articles consolidate the Corporation’s current articles of incorporation and all amendments thereto (the “Current Articles”) into a single document and supersede the Current Articles.

11. These Restated Articles amend the Current Articles and were duly approved by the shareholders of the Corporation in the manner required by the Iowa Business Corporation Act and the Current Articles.

Ill. These Restated Articles shall be effective on the later to occur of (a) 12:01 a.m., June l , 2018 or (b) on the date and time on which these Restated Articles are filed with the Secretary of State of Iowa.

[Remainder of page left intentionally blank.]

Dated at New York, New York, this day of May 30, 2018.

Voya Insurance and Annuity Company

(SEAL)	/s/ Patrick Lusk
Patrick Lusk, President and Chief Executive Officer

Signature Page to the Amended and Restated Articles of Incorporation